May 27, 2025

Phillip Oldridge
Chief Executive Officer
Envirotech Vehicles, Inc.
7510 Ardmore Street
Houston, TX 77054

        Re: Envirotech Vehicles, Inc.
            Registration Statement on Form S-1
            Filed May 22, 2025
            File No. 333-287531
Dear Phillip Oldridge:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing